

November 7, 2013

Via E-mail
Mr. Thomas J. McInerney
President and Chief Executive Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

     Re: Genworth Financial, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed February 28, 2013
             File No. 001-32195

Dear Mr. McInerney:

We have reviewed your October 7, 2013 response to our September 10, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
19. Insurance Subsidiary Financial Information and Regulatory Matters, page 332

1. Refer to prior comment five and the first three full paragraphs on page 11 of your response letter in which you describe the effects of discontinuing your captive strategy. Please provide us proposed disclosure to be included in Management's Discussion and Analysis in future periodic reports that explains the uncertainty regarding continuing your captive strategy and its expected effects on your consolidated future operations and financial position. To the extent you are unable to estimate the expected effects, please so state and explain why in your proposed disclosure. If you do not believe that this disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification regarding prospective information that supports your conclusion. In

particular, address the two assessments management must make, regarding a known trend, demand, commitment, event or uncertainty.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant